SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Talos Energy Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

87484T108
(CUSIP Number)

August 5, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T108
(1)	Names of Reporting Persons
Castex Energy 2005 Holdco, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	4,602,460 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	3,776,888 (2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,602,460 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	6.3% (3)
(12)	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 2,453,362 shares held directly by Castex Energy Partners, LLC, a Delaware limited liability company (“CEP”), (ii) 1,323,526 shares held directly by Castex Offshore, Inc., a Texas corporation (“COI”), and (iii) 825,572 Escrow Shares (as defined below) which are currently being held by an indemnity escrow agent pursuant to the Escrow Agreement (as defined below) in order to secure CEP’s and COI’s indemnification obligations under the Talos PSA (as defined below). COI is a wholly owned subsidiary of CEP. Castex Energy 2005, LLC, a Delaware limited liability company (“Castex 2005”) is the sole managing member of CEP. Castex Energy 2005 Holdco, LLC, a Delaware limited liability company (“Holdco”) is the sole managing member of Castex 2005. The Board of Directors of Holdco, as the indirect sole managing member of CEP, has the right to exercise voting and dispositive power over all securities held by CEP. The bylaws of COI provide that the Board of Directors of COI shall match the Board of Directors of Holdco, therefore the Board of Directors of Holdco also exercises voting and dispositive power over all securities held by COI.

(2) Excludes the Escrow Shares referenced above, which may not be disposed of by CEP or COI until they have been released from escrow pursuant to the Escrow Agreement.

(3) Calculated based upon 73,018,320 shares of Common Stock outstanding, including (i) 68,415,860 shares of Common Stock, par value $0.01 per share (the “Common Stock”) issued and outstanding as of August 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the Security and Exchange Commission (the “Commission”) on August 6, 2020, and (ii) the 4,602,460 shares of Common Stock issued to CEP and COI pursuant to the transaction described herein.

CUSIP No. 87484T108
(1)	Names of Reporting Persons
Castex Energy 2005, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	4,602,460 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	3,776,888 (2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,602,460 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	6.3% (3)
(12)	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 2,453,362 shares held directly by CEP, (ii) 1,323,526 shares held directly by COI, and (iii) 825,572 Escrow Shares (as defined below) which are currently being held by an indemnity escrow agent pursuant to the Escrow Agreement (as defined below) in order to secure CEP’s and COI’s indemnification obligations under the Talos PSA (as defined below). COI is a wholly owned subsidiary of CEP. Castex 2005 is the sole managing member of CEP. The Board of Directors of Holdco, as the sole managing member of Castex 2005 and the indirect sole managing member of CEP through Castex 2005, has the right to exercise voting and dispositive power over all securities held by CEP. The bylaws of COI provide that the Board of Directors of COI shall match the Board of Directors of Holdco, therefore the Board of Directors of Holdco also exercises voting and dispositive power over all securities held by COI.

(2) Excludes the Escrow Shares referenced above, which may not be disposed of by CEP or COI until they have been released from escrow pursuant to the Escrow Agreement.

(3) Calculated based upon 73,018,320 shares of Common Stock outstanding, including (i) 68,415,860 shares of Common Stock issued and outstanding as of August 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the Commission on August 6, 2020, and (ii) the 4,602,460 shares of Common Stock issued to CEP and COI pursuant to the transaction described herein.

CUSIP No. 87484T108
(1)	Names of Reporting Persons
Castex Energy Partners, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	4,602,460 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	3,776,888 (2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,602,460 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	6.3% (3)
(12)	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 2,453,362 shares held directly by CEP, (ii) 1,323,526 shares held directly by COI, a wholly owned subsidiary of CEP, and (iii) 825,572 Escrow Shares (as defined below) which are currently being held by an indemnity escrow agent pursuant to the Escrow Agreement (as defined below) in order to secure CEP’s and COI’s indemnification obligations under the Talos PSA (as defined below). The bylaws of COI provide that the Board of Directors of COI shall match the Board of Directors of Holdco, therefore the Board of Directors of Holdco also exercises voting and dispositive power over all securities held by COI, as well as securities held by CEP through Holdco’s status as the indirect sole managing member of CEP.

(2) Excludes the Escrow Shares referenced above, which may not be disposed of by CEP or COI until they have been released from escrow pursuant to the Escrow Agreement.

(3) Calculated based upon 73,018,320 shares of Common Stock outstanding, including (i) 68,415,860 shares of Common Stock issued and outstanding as of August 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the Commission on August 6, 2020, and (ii) the 4,602,460 shares of Common Stock issued to CEP and COI pursuant to the transaction described herein.

CUSIP No. 87484T108
(1)	Names of Reporting Persons
Castex Offshore, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	1,612,829 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	1,323,526 (2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,612,829 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	2.21% (3)
(12)	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 1,323,526 shares held directly by COI, and (ii) 289,303 shares representing COI’s pro rata portion of 825,572 Escrow Shares (as defined below) which are currently being held by an indemnity escrow agent pursuant to the Escrow Agreement (as defined below) in order to secure COI’s indemnification obligations under the Talos PSA (as defined below).  The bylaws of COI provide that the Board of Directors of COI shall match the Board of Directors of Holdco, therefore the Board of Directors of Holdco also exercises voting and dispositive power over all securities held by COI.

(2) Excludes the Escrow Shares referenced above, which may not be disposed of by CEP or COI until they have been released from escrow pursuant to the Escrow Agreement.

(3) Calculated based upon 73,018,320 shares of Common Stock outstanding, including (i) 68,415,860 shares of Common Stock issued and outstanding as of August 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the Commission on August 6, 2020, and (ii) the 4,602,460 shares of Common Stock issued to CEP and COI pursuant to the transaction described herein.

CUSIP No. 87484T108

Item 1(a). Name of Issuer: The name of the issuer is Talos Energy Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: The address of the Issuer’s principal executive offices is 333 Clay Street, Suite 3300, Houston, Texas 77002.

Item 2(a). Name of Person Filing: This statement is jointly filed by Castex Energy 2005 Holdco, LLC, a Delaware limited liability company (“Holdco”), Castex Energy 2005, LLC, a Delaware limited liability company (“Castex 2005”), Castex Energy Partners, LLC, a Delaware limited liability company (“CEP”), and Castex Offshore, Inc., a Texas corporation (“COI”, and collectively, with Holdco, Castex 2005 and CEP, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of the Reporting Persons is 333 Clay Street, Suite 2900, Houston, Texas 77002.

Item 2(c). Citizenship: Each of Holdco, Castex 2005, and CEP is organized under the laws of the state of Delaware. COI is organized under the laws of the state of Texas.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 87484T108

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]       An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ]       An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ]       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]       A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]       A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) [ ]       Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 87484T108

Item 4. Ownership.

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

Pursuant to the Purchase and Sale Agreement, dated as of June 19, 2020, between CEP and COI, as sellers, Talos Third Coast, LLC, as purchaser (“Purchaser”), and solely for the limited purposes set forth therein, the Issuer, as amended (the “Talos PSA”) and an escrow agreement entered into in connection with the closing of the Talos PSA (the “Escrow Agreement”), the Issuer issued 825,572 shares of Common Stock (the “Escrow Shares”) to an escrow agent to be held in an indemnity escrow account for a period not to exceed 18 months from the closing of the Talos PSA. For so long as any Escrow Shares are subject to the Escrow Agreement, CEP and COI have the sole right to vote such shares representing their pro rata proportion of the total Escrow Shares and such shares are considered beneficially owned by each of CEP and COI in such proportions but, without the consent of the Purchaser, neither CEP nor COI may dispose of or transfer its interests in such shares. Depending on the determination of any potential claims for indemnification and in accordance with the applicable terms of the Talos PSA, assuming the release of all of the Escrow Shares to the Reporting Persons, 289,303 Escrow Shares would be released and transferred to COI, and 536,269 Escrow Shares would be released and transferred to CEP.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87484T108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2020

CASTEX ENERGY 2005 HOLDCO, LLC

By:	/s/ Aaron Killian
Name:	Aaron Killian
Title:	Vice President

CASTEX ENERGY 2005, LLC

By:	/s/ Aaron Killian
Name:	Aaron Killian
Title:	Vice President

CASTEX ENERGY PARTNERS, LLC

By:	/s/ Aaron Killian
Name:	Aaron Killian
Title:	Vice President

CASTEX OFFSHORE, INC.

By:	/s/ Aaron Killian
Name:	Aaron Killian
Title:	Vice President

CUSIP No. 87484T108

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated August 14, 2020.